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                                                                    Exhibit 20.1

                                              [LOGO] Bank of Bermuda
                                                     The Bank of Bermuda Limited

Memorandum


    To :        See Distribution List

  From :        Judith P. Doidge - Corporate Secretary

  Date :        7th May, 2002

Subject:        PAYMENT OF DIVIDEND


This is to advise that the Board of Directors of The Bank of Bermuda Limited today declared a dividend of 27 cents per share to be paid on 31st May, 2002 to the holders of Common Shares of Record Date 15th May, 2002.




JPD/jp

Distribution List:

By Mail Message:

Mr. Henry B. Smith
Mrs. Conchita M. Amory
Mrs. Mary DeSilva
Mr. Noah L. Fields
Miss Dena Madeiros
Mr. P. Glendall Phillips
Mr. Samuel V. Wilson
Mr. Gregory Wojciechowski - Bermuda Stock Exchange